545 E. JOHN CARPENTER FREEWAY, SUITE 1300 IRVING, TX 75062 PH: 972-444-4900 NYSE: FCH

JEFFREY D. SYMES
SENIOR VICE PRESIDENT
CHIEF ACCOUNTING OFFICER AND CONTROLLER

July 23, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
Washington, D.C. 20549

Re:    FelCor Lodging Trust Incorporated
Form 10-K for the year ended December 31, 2014
File No. 001-14236

FelCor Lodging Limited Partnership
Form 10-K for the year ended December 31, 2014
File No. 333-39595-01

Ladies and Gentlemen:

On behalf of FelCor Lodging Trust Incorporated and FelCor Lodging Limited Partnership (together “FelCor”), we hereby file FelCor’s response to comments contained in the letter from the U.S. Securities and Exchange Commission, Division of Corporation Finance (the “Commission”), dated July 21, 2015. For your convenience, we have repeated the comment prior to our response.

Form 10-K for the year ended December 31, 2014

Note 8 – Joint Venture Transaction, pages 78 – 79

1.
Given the significance of your gain on sale of investment in unconsolidated entities, please clarify how you determined the related unconsolidated entities were not significant to require separate financial statements pursuant to Rule 3-09 of Regulation S-X.

In connection with preparing our Annual Report on Form 10-K for the year ended December 31, 2014 (our “2014 Form 10-K”), we evaluated the significance of our equity method investees to determine if separate financial statements pursuant to Rule 3-09 of Regulation S-X were required. We determined that each investee failed both the first and third significant subsidiary tests described in Rule 1-02(w) of Regulation S-X for all financial statement periods presented in our 2014 Form 10-K (substituting 20% for 10%). As provided for in the Division of Corporation Finance’s Financial Reporting Manual Topic 2 - Sections 2020.4 and 2410.3, we excluded both our 2014 gain on the disposition of investment in unconsolidated entities and our 2014 gain from remeasurement to fair value of previously unconsolidated entities from the numerator when calculating each investee’s share of our 2014 income from continuing operations.

U.S. Securities and Exchange Commission
July 23, 2015

* * * *

We acknowledge the following:

•	FelCor is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	FelCor may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any members of the staff have any questions concerning the above responses or desire further information or clarification in connection therewith, please contact me at 972-444-4925.

Sincerely,

/s/Jeffrey D. Symes

Jeffrey D. Symes
Senior Vice President
Chief Accounting Officer and Controller

cc:    Michael C. Hughes, Chief Financial Officer, FelCor Lodging Trust Incorporated
Jonathan H. Yellen, General Counsel, FelCor Lodging Trust Incorporated
Robert W. Dockery, Polsinelli PC